April 19, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Zymergen Inc.
Registration Statement on Form S-1
File No. 333-254612

Acceleration Request
	Requested Date:	April 21, 2021
	Requested Time:	4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that between April 14, 2021 and the date hereof, approximately 2,235 copies of the Preliminary Prospectus of Zymergen Inc., a Delaware corporation (the “Registrant”), dated April 14, 2021, were distributed as follows to underwriters, dealers, institutional investors and others.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Standard Time on April 21, 2021, or as soon thereafter as practicable.  We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

GOLDMAN SACHS & CO. LLC

As representatives of the several underwriters listed in Schedule 1 to the Underwriting Agreement

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
	Name:	David Ke
	Title:	Executive Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
	Name:	Elizabeth Wood
	Title:	Managing Director

cc:
Josh Hoffman
Enakshi Singh
Zymergen Inc.

Sarah Solum
Pamela Marcogliese
Freshfields Bruckhaus Deringer US LLP

Rezwan Pavri
Andrew Hill
Andrew Gillman
Wilson Sonsini Goodrich & Rosati, P.C.

[Signature Page to Underwriter Acceleration Request]